SUNRISE SECURITIES CORP.
641 Lexington Avenue
25th Floor
New York, New York 10022

                July 8, 2005

VIA TELECOPY (202) 772-9206

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 5th Street, N. W.
Washington, D. C. 20549

Attention: John Zitko

RE:	Fortress America Acquisition Corporation
Registration Statement on Form S-1 originally filed March 23, 2005
(File No. 333-123504) ( the "Registration Statement")

Dear Mr. Zitko:

In connection with the Registration Statement on Form S-1 of Fortress America Acquisition Corporation, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m. on July 12, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

SUNRISE SECURITIES CORP.

By:	/s/ Marcia Kucher
Marcia Kucher Chief Financial Officer